Deutsche Investment Management Americas Inc.

One Beacon Street

Boston, MA 02108

November 27, 2015

VIA EDGAR

United States Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549

Attn: Marianne Dobelbower

Re:

Post-Effective Amendment No. 155 to the Registration Statement on Form N-1A of Deutsche Emerging Markets Frontier Fund (the “Fund”), a series of Deutsche International Fund, Inc. (Reg. Nos. 002-14400/811-00642)

Dear Ms. Dobelbower,

This letter is being submitted on behalf of the Fund in response to comments of the Staff of the Securities and Exchange Commission (the “Commission”) received via a telephone call on November 16, 2015 with regard to the above-captioned Post-Effective Amendment, which Amendment was filed on behalf of the Fund on October 2, 2015 with an effective date of December 1, 2015.

The Staff’s comments are restated below followed by the Fund’s responses.

1.	Comment: Please confirm that the contractual expense waiver/reimbursement arrangement reflected in the Fund’s fees and expenses table will expire no less than one year from the effective date of the Fund’s registration statement.

Response: The Fund confirms that the Fund’s expense waiver/reimbursement arrangement reflected in its fees and expenses table is for a period of at least one year from the effective date of the Fund’s registration statement.

2.	Comment: Please consider whether the Fund’s administrative service fee should be listed as a separate expense line item in the Fund’s fees and expenses table.

Response: The Fund’s administrative services fee is described in the “Management fee” sub-section of the “Who Manages and Oversees the Fund” section of the Fund’s prospectus. The description of the administrative services fee clearly indicates that the fee is included in the Fund’s fees and expenses table under “Other expenses.” The Fund believes that the description of the administrative service fee as set forth in the Fund’s prospectus is consistent with the requirements of Form N-1A. Accordingly, the Fund respectfully declines to list the administrative services fee as a separate line item in its fees and expenses table.

3.	Comment: The Fund’s 80% investment policy states that “[u]nder normal circumstances, the fund invests at least 80% of its net assets, plus the amount of any borrowings for investment purposes, in securities of issuers that are listed on an exchange in a frontier market or small emerging market country [emphasis added]; are organized under the laws of, or have principal offices in, frontier market or small emerging market countries; or have significant exposure to such countries’ economies.” Please explain supplementally why a security’s listing on an exchange in a frontier market country ties or exposes that security to economic conditions in that country.

Response: While the Fund’s investment adviser (the “Adviser”) believes the price and liquidity of any security listed on an exchange in any country may be potentially influenced by economic conditions in that country, the Adviser believes this is especially true for securities listed on frontier market exchanges. As discussed in detail in the “Main Risks” section of the Fund’s prospectus, frontier market countries generally have smaller, less diverse economies and even less developed capital markets and legal, regulatory, and political systems than traditional emerging markets. As a result, the risks of investing in emerging market countries are magnified in frontier market countries. Frontier market risks include the potential for extreme price volatility and illiquidity – economic or political instability may cause larger price changes in frontier market securities than in securities of issuers located in more developed markets. The risk also exists that an emergency situation may arise in one or more frontier market countries as a result of which trading of securities may cease or may be substantially curtailed and prices for investments in such markets may not be readily available. In short, the Adviser believes that, for such reasons, economic conditions in frontier market countries may directly affect the price and liquidity of securities listed on frontier market exchanges.

4.	Comment: Under the “Main investments” sub-section of the Fund’s prospectus, the prospectus states that “[a]n investment in a derivative or other synthetic instrument will be counted toward the fund’s 80% investment policy described above if, in the judgment of portfolio management, it has economic characteristics similar to a direct investment in an issuer that is tied economically to a frontier market or small emerging market country.” Please explain supplementally how any such derivative investments or synthetic instruments are factored into the Fund’s 80% investment policy.

Response: To the extent a derivative investment or other synthetic instrument meets the above criteria, its mark-to-market value would be included in the calculation of the Fund’s 80% investment policy.

5.	Comment: Given that the Fund may invest in preferred stocks or convertible securities, please consider including additional risk disclosure with regard to one or both of these investments in the Fund’s prospectus, as appropriate.

Response: Additional risk disclosure has been included in the Fund’s prospectus with respect to dividend-paying stocks, including preferred stocks. The Fund also notes that its statement of additional information contains detailed disclosure with respect to preferred stocks and convertible securities.

6.	Comment: With respect to its potential investments in debt securities, please clarify in the Fund’s prospectus whether it follows any specific policies on quality, maturity, or duration. In addition, please consider whether it is appropriate to retain the junk bond risk disclosure that currently appears in the “Main Risks” section of the summary portion of the Fund’s prospectus.

Response: With respect to any investments it may make in debt securities, the Fund is not constrained by any specific policies on quality, maturity, or duration. Accordingly, appropriate disclosure in this regard has been added to the Fund’s prospectus. With respect to the junk bond risk disclosure that currently appears in the “Main Risks” section of the summary portion of its prospectus, the Fund believes it is appropriate to retain this disclosure at this time.

7.	Comment: The “Management process” section of the Fund’s prospectus states in part that “…portfolio management performs a bottom-up fundamental analysis of the companies in the designated countries and sectors (i.e., an analysis of the salient attributes of the various individual companies [emphasis added])….” Please consider modifying this disclosure to provide some examples of the salient attributes that portfolio management typically considers when evaluating companies. In addition, please provide additional disclosure regarding how portfolio management determines when to sell a security.

Response: The “Management process” disclosure has been appropriately modified.

8.	Comment: Please consider whether the second paragraph of the “Derivatives” subsection contained in the summary portion of the Fund’s prospectus under the heading “Principal Investment Strategy” is responsive to the concerns raised in the July 30, 2010 letter to the Investment Company Institute from the Associate Director in the Office of Legal and Disclosure.

Response: After further review and consideration, the Fund believes that its disclosure regarding its use of derivatives, including the above-mentioned paragraph, is appropriate in light of the Fund’s circumstances.

9.	Comment: If the Fund has traded or intends to trade actively (i.e., yearly portfolio turnover in excess of 100%), please consider including additional risk disclosure regarding active trading.

Response: The Fund’s portfolio turnover rate for its first fiscal period ending August 31, 2015 was 37%. Portfolio management does not currently expect that the Fund’s portfolio turnover rate for its current fiscal year will exceed 100%. Accordingly, the Fund does not believe active trading risk disclosure, in addition to the disclosure currently appearing under the heading “Other Policies and Risks” in the “Fund Details” section of the Fund’s prospectus, is warranted at this time.

10.	Comment: Please consider modifying the first two paragraphs under the “For More Information” heading in the “Other Policies and Risks” section of the Fund’s prospectus to more clearly indicate that the Fund’s prospectus provides information regarding the Fund’s main investments and risks.

Response: The Fund has reviewed the above-referenced disclosure and believes it is clear as currently drafted.

If you have any questions regarding any of the foregoing or require additional information, please call me at (617) 295-3011.

Sincerely yours,

/s/ James M. Wall

James M. Wall

Director & Senior Counsel

cc. John Marten, Vedder Price